# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: General American Investors Company, Inc., CIK 0000942210
CUSIP: 368802401
Title of class of securities: GENERAL AMERN INVS CO INC PFD B 5.95%
Address of issuer's principal executive offices: 530 Fifth Avenue, 26th Floor, New York, United States (X1), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-21-038051
Filed by CIK 0001056053

## Reporting persons
- TD Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Epoch Investment Partners, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 431,364; shared voting power 0; sole dispositive power 431,364; shared dispositive power 0; aggregate amount beneficially owned 431,364 (5.67% of the class)

## Item 1. Issuer
Name of issuer: General American Investors Company, Inc.
Address of issuer's principal executive offices: 530 Fifth Avenue, 26th Floor, New York NY 10036

## Item 2. Person Filing
Name of person filing:
(i) TD Asset Management Inc. ("TDAM")
(ii) Epoch Investment Partners, Inc. ("Epoch")
Address of principal business office or, if none, residence:
(i) Canada Trust Tower, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2
(ii) One Vanderbilt Avenue, New York, NY 10017
Citizenship:
(i) Canada
(ii) U.S.A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The ownership percentages set forth below are based on 7,601,553 shares of the Issuer's Preferred Stock outstanding as of December 31st, 2024.

TDAM individually beneficially owns 0 shares of Preferred Stock.
Epoch individually beneficially owns 431,364 shares of Preferred Stock.
Collectively, the Reporting Persons beneficially own 431,364 shares of Preferred Stock.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

TDAM may be deemed to beneficially own approximately 0.00% of the outstanding shares of Preferred Stock.
Epoch may be deemed the beneficial owner of approximately 5.67% of the shares of Preferred Stock outstanding.
Collectively, the Reporting Persons may be deemed the beneficial owner of approximately 5.67 % of the outstanding shares of Preferred Stock.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TD Asset Management Inc.: /s/ / 'Marco Camaioni', Marco Camaioni / Vice President & Director (02/12/2025)
- Epoch Investment Partners, Inc.: /s/ / 'David A. Barnett', David A. Barnett / Managing Attorney & Chief Compliance Officer (02/12/2025)
Comment: Exhibit information

Exhibit 99.1: Joint Filing Agreement